[Letterhead of Hogan & Hartson L.L.P.]

Writer’s Direct Dial

(202) 637-5625

November 15, 2005

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Novoste Corporation
Definitive Proxy Statement
0-20727

Ladies and Gentlemen:

Enclosed for filing on behalf of Novoste Corporation (the “Company”) in electronic format pursuant to Regulation S-T is a preliminary proxy statement being filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The proxy statement relates to a special meeting of its shareholders.

The filing fee, computed in accordance with Rule 14a-6(i) and Rule 0-11 under the Exchange Act, is currently available in the appropriate SEC account.

Please call the undersigned (202/637-5625) or James G. McMillan (202/637-5827) should you have any questions concerning the enclosed preliminary proxy statement.

Sincerely,

/s/ Joseph G. Connolly, Jr.

Joseph G. Connolly, Jr.

Daniel G. Hall, Esq.

General Counsel, Novoste Corporation